UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tempus Applied Solutions Holdings, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

88024L 100
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88024L 100
1.	Names of Reporting Persons Chart Acquisition Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,119,676 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,119,676 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,119,676 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 50.67%
12.	Type of Reporting Person (See Instructions) OO

(1) Consists of (i) 1,906,258 shares of common stock, (ii) 3,389,096 shares of common stock underlying IPO Warrants, (iii) 578,130 shares of common stock underlying Series A-2 Warrants, (iv) 115,626 shares of common stock underlying Series A-3 Warrants, (v) 942,138 shares of common stock underlying Series B-2 Warrants, and (vi) 188,428 shares of common stock underlying Series B-3 Warrants. The number of shares of common stock underlying the Series B Warrants was calculated using the “Alternate Cashless Exercise” provision as described herein.

CUSIP No. 88024L 100
1.	Names of Reporting Persons The Chart Group L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 307,500
	6.	Shared Voting Power 7,119,676
	7.	Sole Dispositive Power 307,500
	8.	Shared Dispositive Power 7,119,676

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,427,176
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 52.86%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88024L 100
1.	Names of Reporting Persons Christopher D. Brady
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 108,750
	6.	Shared Voting Power 7,427,176
	7.	Sole Dispositive Power 108,750
	8.	Shared Dispositive Power 7,427,176

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,535,926
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 53.64%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Tempus Applied Solutions Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

133 Waller Mill Road Williamsburg, VA 23185

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Chart Acquisition Group LLC

(ii)	The Chart Group L.P.

(iii)

Christopher D. Brady

Chart Acquisition Group LLC is a limited liability company that is managed and controlled by its sole managing member, The Chart Group L.P. The Chart Group L.P. may be deemed to have dispositive control over Chart Acquisition Group LLC’s holdings. The Chart Group L.P. is a limited partnership that is managed and controlled by its general partner, Antwerp LLC. Mr. Brady owns a majority of the membership interests in Antwerp LLC and is The Chart Group L.P.’s Chief Executive Officer and a member of its management committee. Mr. Brady may be deemed to have effective control of Antwerp LLC, and effective control over The Chart Group L.P. and Chart Acquisition Group LLC, and as a result may be deemed to have dispositive control over The Chart Group L.P.’s and Chart Acquisition Group LLC’s holdings.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o The Chart Group, L.P., 555 5th Avenue 19th Floor, New York, NY.

Item 2(c).	Citizenship

(i)	Chart Acquisition Group LLC is a limited liability company formed in the State of Delaware.
(ii)	The Chart Group L.P. is a limited partnership formed in the State of Delaware.
(ii)	Christopher D. Brady is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

88024L 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Persons own an aggregate of 7,535,926 shares of the Issuer’s common stock, representing 53.64% of the common stock issued and outstanding. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The calculation of the total number of outstanding shares of the Issuer’s common stock includes all of the shares of common stock underlying outstanding IPO Warrants, Series A-2 Warrants, Series A-3 Warrants, Series B-2 Warrants and Series B-3 Warrants that the Reporting Persons (and only the Reporting Persons) hold. All of the foregoing warrants are currently exercisable. The number of shares of common stock underlying the Series B Warrants was calculated using the “Alternate Cashless Exercise” provision set forth in section 1(d)(ii) of the Series B Warrants. The “Alternate Cashless Exercise” feature of the Series B Warrants is available to holders of Series B Warrants, including the Reporting Persons, because, as of the filing date of this Schedule 13G, the volume weighted average price (“VWAP”) of the common stock on the immediately preceding trading day was not greater than $4.00. The number of shares of common stock issuable upon an “Alternate Cashless Exercise” varies based on the applicable VWAP and is calculated pursuant to the “Alternate Cashless Exercise” provision set forth in section 1(d)(ii) of the Series B Warrants. The calculation reflected herein assumes the maximum number of shares issuable upon an “Alternate Cashless Exercise.”

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 12, 2016

CHART ACQUISITION GROUP LLC, a Delaware limited liability company
By:	THE CHART GROUP L.P., a Delaware limited partnership, as the managing member of Chart Acquisition Group LLC

By:	/s/ Christopher D. Brady
Name:	Christopher D. Brady
Title:	Manager

THE CHART GROUP L.P., a Delaware limited partnership
By:	/s/ Christopher D. Brady
Christopher D. Brady
Manager

/s/ Christopher D. Brady
Christopher D. Brady

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.0001 par value per share, of Tempus Applied Solutions Holdings, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2016.

CHART ACQUISITION GROUP LLC, a Delaware limited liability company
By:	THE CHART GROUP L.P., a Delaware limited partnership, as the managing member of Chart Acquisition Group LLC

By:	/s/ Christopher D. Brady
Name:	Christopher D. Brady
Title:	Manager

THE CHART GROUP L.P., a Delaware limited partnership
By:	/s/ Christopher D. Brady
Christopher D. Brady
Manager

/s/ Christopher D. Brady
Christopher D. Brady